UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

INDIGO-ENERGY, INC.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

455688200

(CUSIP Number)

RAJINDER BRAR

9225 Jane Street
Vaughan (Ontario) , L6A 0J7 Canada

(646) 560-3227

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 21, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d -7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 455688200

1	NAME OF REPORTING PERSON RAJINDER BRAR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 712,121,205
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 712,121,205
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 712,121,205
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94.0%
14	TYPE OF REPORTING PERSON IN

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CUSIP 455688200

Item 1. Security and Issuer

This Statement relates to shares of common stock with $0.001 par value of Indigo-Energy, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 74 N. Pecos Road, Suite D, Henderson, NV 89074.

Item 2. Identity and Background

(a)	Name: Rajinder Brar

(b)	Residence or business address: 9225 Jane Street Vaughan (Ontario) , L6A 0J7 Canada

(c)	During the last five years, Mr. Brar has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d)	During the last five years, Mr. Brar was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)	Mr. Brar is a resident of Canada.

Item 3. Source and Amount of Funds or Other Considerations

On September 2, 2014, the Issuer entered into an agreement and plan of merger with HDIMAX, Inc., a Delaware corporation, and HDIMAX Acquisition Corporation, a Nevada corporation and a wholly-owned subsidiary of the Issuer (the “Merger Agreement”), pursuant to which the Issuer agreed to acquire all of the issued and outstanding shares of HDIMAX, Inc. in exchange for ninety-four percent (94%) of the Issuer’s outstanding common stock immediately after the effectiveness of the merger.

On November 21, 2014, upon the closing of the merger contemplated by the Merger Agreement, Mr. Brar received 712,121,205 shares of the Issuer’s common stock in exchange for shares of HDIMAX, Inc. common stock held by him.

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CUSIP 455688200

Item 4. Purpose of Transaction

Mr. Brar acquired the securities of the Issuer pursuant to the terms of the Merger Agreement, but may transfer or sell such securities as necessary and in accordance with applicable securities laws. Mr. Brar at this point has control over the Issuer.

As of the date hereof, except as described above, Mr. Brar does not have any specific plans or proposals which relate to or would result in the following, except that Mr. Brar believes the size of the board of directors may be increased to accommodate some independent board members, and there are plans to amend the Issuer’s Articles of Incorporation to change the name of the Issuer to reflect the new business of the Issuer after completion of the transactions contemplated by the Merger Agreement:

•	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
•	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, other than as contemplated by the Merger Agreement;
•	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
•	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
•	Any material change in the present capitalization or dividend policy of the Issuer;
•	Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;
•	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
•	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
•	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
•	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)	The aggregate number and percentage of common stock of the Issuer beneficially owned by Mr. Brar is 712,121,205 shares, or 94.0% of the Issuer, based on 757,575,750 shares of common stock outstanding as of the date of this statement.

(b)	Mr. Brar has the sole power to vote or direct the vote, and to dispose or direct the disposition, of all of the shares of common stock of the Issuer disclosed herein.

(c)	Other than as described in Item 3 above, Mr. Brar has not effected any transaction in the shares of common stock of the Issuer in the past sixty days.

(d)	Not applicable.

(e)	Not applicable.

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CUSIP 455688200

Item 6.        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between reporting persons and any other person with respect to any securities of the Issuer.

Item 7.        Material to Be Filed as Exhibits

10.1	Merger Agreement (incorporated by reference to an exhibit to a current report on Form 8-K filed by the Issuer on September 2, 2014).

10.2	Amendment No. 1 to Merger Agreement (incorporated by reference to an exhibit to a current report on Form 8-K filed by the Issuer on November 20, 2014).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 26, 2014	/s/ Rajinder Brar
Signature
Rajinder Brar

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

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